EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement is made as of the 1st day of May, 2008 by and between the Quantitative Group of Funds, a Massachusetts business trust (the “Trust”) on behalf of its series the Quant Foreign Value Small Cap Fund (the “Fund”), and Quantitative Investment Advisors, Inc. d/b/a. Quantitative Advisors a Delaware corporation (the “Manager”), with respect to the following:

WHEREAS, the Manager serves as the Investment Manager to the Fund pursuant to an Investment Management Contract between the Trust on behalf of the Fund and the Manager, dated April 25, 2007, as amended May 1, 2008; and

WHEREAS, the Manager has voluntarily agreed to waive its fees and reimburse expenses so that the total operating expenses for the Fund will not exceed the percentage of average daily net assets as set forth in item 1 below; and

WHEREAS, the Trust and the Manager desire to formalize this fee waiver and expense reimbursement arrangement for the period beginning May 1, 2008 through July 31, 2009.

NOW, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.

The Manager agrees to waive its fees and reimburse expenses for the period from beginning May 1, 2008 through July 31, 2009 to the extent necessary to maintain the expense ratios of Ordinary Class shares and Institutional Class shares at not more than 2.25% and 2.00%, respectively, of their average net assets.

2.	Upon the termination of the Investment Management Contract, this Agreement will automatically terminate.

3.

Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940 (the “1940 Act”) will be resolved by reference to that term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise, the provisions of this Agreement will be interpreted in accordance with the substantive laws of Massachusetts.

4.	This expense cap may be changed at any time after July 31, 2009 and does not apply to brokerage commissions, taxes, interest and litigation, indemnification and other extraordinary expenses.

5.

To the extent that the Fund’s total expense ratio falls below its expense limit, the Manager reserves the right to be reimbursed for advisory fees waived and Fund expenses paid by it during the current fiscal year.

55 Old Bedford Rd, Lincoln, MA 01773 / voice 800-326-2151/ fax 781-259-1166 / www.quantfunds.com / Distributed by U.S. Boston Capital Corp., Member, FINRA, SIPC

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the day and year first above written.

Quantitative Investment Advisors, Inc.

By: /s/Willard L. Umphrey

Name: Willard L. Umphrey

Title:	President

Quantitative Group of Funds

By: /s/Willard L. Umphrey

Name: Willard L. Umphrey

Title:	President

55 Old Bedford Rd, Lincoln, MA 01773 / voice 800-326-2151/ fax 781-259-1166 / www.quantfunds.com / Distributed by U.S. Boston Capital Corp., Member, FINRA, SIPC